E-QURE CORP.
20 West 64th Street, Suite 39G
New York, NY 10023

June 1, 2015

US Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Attention: Dietrich A. King

Re: E-Qure Corp.

Registration Statement on Form S-1
Commission File No. 333-204414
Request for Acceleration

Ladies and Gentlemen:

On behalf of E-Qure Corp. this is to request that the above-referenced registration statement be declared effective by the Commission on June 3, 2015 at 12:30 p.m. EST or as soon thereafter as reasonably practicable.

Respectively submitted,

/s/ Ohad Goren
Chief Executive Officer